EXHIBIT 21.1

PENINSULA GAMING, LLC

SUBSIDIARIES OF THE REGISTRANT

NAME	DOMESTIC JURISDICTION

Peninsula Gaming Corp.	Delaware

Diamond Jo, LLC	Delaware

The Old Evangeline Downs, L.L.C.	Louisiana

Diamond Jo Worth, LLC	Delaware

Belle of Orleans, L.L.C.	Louisiana